EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

February 18, 2011

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re.	BioPharm Asia, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 000-25487

Dear Mr. Riedler:

On behalf of BioPharm Asia, Inc., a Nevada corporation (the “Company”), I am submitting this letter in response to the Staff’s letter dated January 5, 2011 on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Our responses below have been numbered to correspond to the Staff’s comments.

General

1.           We have reviewed your response to prior comments 2 and 6.  Please confirm that you will disclose the information you provide in response to these comments in your annual report on Form 10-K for the fiscal year ended December 31, 2010.

The Company has confirmed that it will disclose the information we provided in response to comments 2 and 6 of your previous letter in its annual report on Form 10-K for the fiscal year ended December 31, 2010.

Item 15. Exhibits, Financial Statement Schedules, page 35

2.           We have reviewed your response to prior comment 5.  Please be aware that we will not be in a position to clear this comment until you have filed copies of the lease agreements.

The Company will file the lease agreements with its report on Form 10-K for the fiscal year ended December 31, 2010, and understands that this comment cannot be cleared until then.

             Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill

cc: Bryan Pitko
          Jennifer Riegel